Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Clinical Translational Data Supporting DPX-Survivac Mechanism of Action to be Presented at 2020 ASCO-SITC Clinical Immuno-Oncology Symposium

DPX-Survivac generated strong, sustained and functional survivin-specific T cell response in 80% of patients’ blood samples

Clinical anti-tumor responses were correlated with increased infiltration of T cells into tumors following treatment with DPX-Survivac

Antigen-specific T cells retained their functionality throughout the duration of treatment

Dartmouth, NS, February 4, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced that clinical translational data supporting the mechanism of action of its lead compound, DPX-Survivac, will be presented during the 2020 ASCO-SITC Clinical Immuno-Oncology Symposium, being held on February 6 – 8, 2020 in Orlando, FL.

"These translational data continue to validate the mechanism of action of our lead program in advanced ovarian cancer," said Frederic Ors, President and Chief Executive Officer at IMV. "We continue to believe DPX-Survivac may offer significant clinical utility and a potentially meaningful treatment option for patients in this setting, as well as in other hard-to-treat indications in which survivin is highly expressed. We look forward to reporting topline results from our Phase 1b/2 study evaluating DPX-Survivac in advanced ovarian cancer, in the first quarter of 2020.”

As part of this analysis, the Company measured systemic immune responses, tumor immune infiltrates and clinical tumor response from pre- and post-treatment patient samples in connection with three Phase 1 and/or Phase 2 clinical studies, each evaluating DPX-Survivac alone or in a combination regimen in patients with platinum sensitive or resistant, advanced ovarian cancer. Highlights from these translational data include:

  DPX-Survivac generated survivin-specific T cells in the blood of 80% of patients sampled

  Clinical anti-tumor responses were correlated with increased infiltration of T cells into tumors following treatment with DPX-Survivac

  DPX-Survivac induced enrichment in T cell, cytotoxic lymphocytes and B cell-specific signatures which correlate with clinical response

  Antigen-specific T cells retained their functionality throughout the duration of treatment

DPX-Survivac is currently being evaluated in three Phase 2 studies in advanced ovarian cancer, relapsed/refractory diffuse large B-cell lymphoma and a basket trial of five solid tumors, all of which are expected to report topline results in the first half of 2020.

Poster Presentation Details:

Poster Title: DPX-Survivac, a novel T cell immunotherapy, induces robust T cell responses in advanced ovarian cancer with significant anti-tumor efficacy Presenter: Oliver Dorigo, M.D., Ph.D., Associate Professor of Obstetrics and Gynecology (Oncology), Stanford University Medical Center

Abstract Number: 6 – Poster Session A

Date and Time: Poster will be displayed all day on February 6, 2020

ASCO-SITC has published the official abstracts on its meeting website in advance of the Clinical Immuno-Oncology Symposium on February 3rd, 2020 at 5:00PM EST.

The final conference poster presentation will include additional data collected between the abstract submission on October 15, 2019 and the presentation itself. The poster will be available under Events, Webcasts and Presentations in the investors section of IMV’s website on the day of presentation.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of targeted immunotherapies designed to elicit antigen-specific functional, robust and sustained de novo T cell response. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of five unique HLA-restricted survivin peptides formulated in IMV’s proprietary DPX drug delivery platform and known to induce a cytotoxic CD8+ T cell response against survivin expressing cancer cells.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck’s Keytruda®. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, SternIR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 698 1046
E: ddavan@imv-inc.com